ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Prepared by the management)

MARCH 31, 2007 AND 2006

(Stated in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 ENTOURAGE MINING LTD.

           (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

      (Stated in Canadian Dollars)

	March 31, 2007	December 31, 2006

ASSETS

Current
Cash	$57,293	$126,611
Advances and prepaid expenses	51,084	27,994
Goods and services tax and Quebec sales tax recoverable	9,396	35,442
	117,773	190,047
Equipment	3,478	3,716

	$121,251	$193,763

LIABILITIES

Current
Accounts payable and accrued liabilities	$97,462	$73,099
Amounts payable to related parties	11,285	29,352
	108,747	102,451

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
76,831,894 common voting shares (Dec 31, 2006 – 76,015,227)	12,356,438	12,125,964

Additional paid in capital	3,015,182	2,922,282

Deficit accumulated during the exploration stage	(15,359,116)	(14,956,934)
	12,504	91,312

	$121,251	$193,763
Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED MARCH 31		June 16, 1995 (inception) To
	2007	2006	March 31, 2007
	$	$	$
Expenses
Amortization	238	326	4,366
Consulting	9,000	10,650	158,641
Consulting – stock based compensation	92,900	1,717,984	2,704,684
Interest expense and bank charges	146	264	11,976
Mineral property acquisition and exploration costs	208,007	332,299	11,137,454
Management fees	21,500	22,000	473,654
Office and sundry	22,975	17,566	415,454
Professional fees	1,471	8,197	298,169
Travel and promotion	45,945	21,393	221,880

Loss Before Taxes	(402,182)	(2,130,679)	(15,426,278)

Deferred tax recovery	-	-	67,162

Net Loss	(402,182)	(2,130,679)	(15,359,116)

Loss Per Share, basic and diluted	(0.01)	(0.03)

Weighted Average Common Shares Outstanding	76,135,042	72,743,835

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 108,000 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $0.18 per share inclusive of 132,500 shares as finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $0.39 per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2004, carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 295,000 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $0.15 per share	250,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $0.15 per share inclusive of 200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $0.30 per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $0.25 per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000 flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2006, carried forward	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$0.30 per share deemed price	500,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise @ US$0.15/share	50,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Pvt. Placement @ US$0.15/share	266,667	46,184	-	-	-	46,184
Stock based compensation				92,900		92,900
Loss for the period					(402,182)	(402,182)
Balance, March 31, 2007	76,831,894	12,356,438	-	3,015,182	(15,359,116)	12,504

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED		June 16, 1995 (inception)
	MARCH 31		To
	2007	2006	March 31, 2007
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(402,182)	(2,130,679)	(15,359,116)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization	238	326	4,366
Stock based compensation	92,900	1,717,984	2,704,684
Shares issued for exploration and mineral property Acquisition costs	175,530	8,690,439	9,030,361
Obligation to issue shares for mineral property acquisitions	-	(8,638,667)	-
Deferred tax recovery	-	-	(67,162)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	(23,090)	3,000	(51,084)
Goods and Services Tax and Quebec sales tax recoverable	26,046	17,044	(9,396)
Accounts payable and accrued liabilities	24,363	(89,980)	97,462
Amounts paid (to) from related parties	(18,067)	(52,500)	314,283
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(124,262)	(483,033)	(3,335,602)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	54,944	242,447	3,400,740
NET CASH FLOWS FROM FINANCING ACTIVITIES	54,944	242,447	3,400,740

INCREASE (DECREASE) IN CASH	(69,318)	(240,586)	57,293
CASH, BEGINNING OF PERIOD	126,611	479,581	-

CASH, END OF PERIOD	57,293	238,995	57,293

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

(Stated in Canadian Dollars)

1.

BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006.

2.

OPTION AGREEMENT ON DORAN (Quebec) PROPERTY

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property).  The terms of the Option were subject to the approval of the TSX Venture Exchange and provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000;

15% additional interest by expending an additional $1,000,000;

15% additional interest by expending an additional $1,500,000; and

20% additional interest by expending an additional $2,000,000.

3.

CAPITAL STOCK

a)

Issued Shares

i)

During the three months ended March 31, 2007, the Company issued 50,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $8,760;

ii)

On March 12, 2007, in consideration for the Doran vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of 500,000 shares due to the optionor of the Doran (Quebec) property, for a deemed consideration of $175,530, pursuant to the option agreement.

iii)

On March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant exercisable at US$0.25) for net proceeds of U.S. $40,000.

b)

Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years.  In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

(Stated in Canadian Dollars)

3.

CAPITAL STOCK (Continued)

b)

Stock Options (Continued)

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period.  On Feb 27, 2007, the Company repriced 5,050,000  of its incentive stock options (1,550,000 options originally priced at US$0.30 and 3,500,000 options originally priced at US$0.40) to US$0.25. The expiry date of the options remained unchanged at Feb 2, 2009. A value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at March 31, 2007:

Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
US$0.15 to US$0.25	6,440,000	1.85	US$ 0.23	6,440,000	US$0.23

c)

Warrants

The following table lists the common share warrants outstanding at March 31, 2007.  Each warrant is exchangeable for one common share.

Warrants Outstanding	Exercise Price	Expiry Date

600,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
100,000	CDN $0.35	December 27, 2008
133,333	U.S. $0.25	March 30, 2008
6,336,667

4.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2007, the Company incurred $21,500 (2006 – $22,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at March 31, 2007 of $11,285 (December 31, 2006 - $29,352) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

(Stated in Canadian Dollars)

5.

SUBSEQUENT EVENTS

(a)

50,000 incentive stock options with an exercise price of US$0.15 were exercised during April 2007.

(b)

On May 30, 2007, the TSX Venture Exchange accepted for filing the terms of the option agreement, regarding the Doran property, with Abbastar Holdings Ltd.